Exhibit 99.6

WAIVER AND CONSENT

This WAIVER AND CONSENT (this “Waiver and Consent”), dated as of the 13th day of August, 2009, is entered into by and between Stephen A. Wynn (“Wynn”), an individual, and Aruze USA, Inc., a Nevada corporation (“Aruze”).

Reference is made to that certain Stockholders Agreement, entered into as of April 11, 2002, among Wynn, Aruze and Baron, as amended by that certain Amendment to Stockholders Agreement, entered into as of November 8, 2006, between Wynn and Aruze, and Waiver and Consent dated as of July 31, 2009 (as amended, the “Stockholders Agreement”).  Capitalized terms not otherwise defined herein shall have respective meanings ascribed to such terms in the Stockholders Agreement.

RECITALS

WHEREAS, Section 2(e) of the Stockholders Agreement provides that neither party has the right to Transfer any Shares without the prior written consent of the other; and

WHEREAS, each party has consented to the transfer by the other of up to 2 million Shares; and

WHEREAS, Section 9 of the Stockholders Agreement provides for a right of first refusal in favor of the non-transferring Stockholders in the event any Stockholder wishes to Transfer any or all of its Shares to any Person other than a Permitted Transferee and who receives a bona fide offer from any Person who is not a Prohibited Transferee for the purchase of all or any portion of such Stockholder’s Shares; and

WHEREAS, Wynn and Aruze each desire to waive their right of first refusal in connection with the Transfer of up to 2 million Shares by the other.

AGREEMENT

NOW THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.             Waivers and Consents.  Each of Wynn and Aruze consent to the Transfer by the other of up to 2 million Shares (such Shares referred to as the “Released Shares”) and hereby waives all rights such party may have in connection with a Transfer under the Stockholders Agreement with respect to such shares, including without limitation, the right of first refusal in connection with a Transfer or proposed Transfer of Shares.

2.             Transferee Not Bound.  The transferee of the Released Shares shall not be bound by the terms of the Stockholders Agreement.

3.             Limited Scope.  The waivers and consents set forth herein are limited as written and shall not be deemed to be a waiver of or consent to, or modification of in any respect, any other term or condition in the Stockholders Agreement.  Except as expressly waived hereby, all of the terms and provisions of the Stockholders Agreement are and shall remain in full force and effect.

4.             Authorization.  This Waiver and Consent has been duly authorized and executed by each of Wynn and Aruze and is a valid and binding waiver and consent of each such party, enforceable against each such party in accordance with its terms.

IN WITNESS WHEREOF, this Waiver and Consent has been duly executed and delivered by Wynn and a duly authorized officer of Aruze on the day and year first written above.

/s/ Stephen A. Wynn
Name: Stephen A. Wynn

ARUZE USA, INC.

/s/ Kazuo Okada
Name: Kazuo Okada
Title: President